================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                              Carmike Cinemas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.03 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    143436400
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                Joseph A. Orlando
                   Vice President and Chief Financial Officer
                          LEUCADIA NATIONAL CORPORATION
                              315 Park Avenue South
                            New York, New York 10010


                                 With a copy to:


                            Andrea A. Bernstein, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                January 31, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)

                              (Page 1 of 15 pages)
================================================================================


NY2:\1122427\04\_22J04!.DOC\76830.0001

----------------------------------------------------------------------              ---------------------------------------------
CUSIP No.  143436400                                                       13D
----------------------------------------------------------------------              ---------------------------------------------

------------------- -------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia Investors, Inc.
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [_]
                                                                                                                         (b) [x]
------------------- -------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- -------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- -------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
------------------- -------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- ------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         114,903 (see Items 5 and 6)
          OWNED BY
                               ------- ------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    114,903 (see Items 5 and 6)

------------------- -------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        114,903 (see Items 5 and 6)

------------------- -------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

------------------- -------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.3%

------------------- -------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------              ---------------------------------------------
CUSIP No.  143436400                                                       13D
----------------------------------------------------------------------              ---------------------------------------------

------------------- -------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia, Inc.
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [_]
                                                                                                                         (b) [x]
------------------- -------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- -------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- -------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
------------------- -------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- ------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         114,903 (see Items 5 and 6)
          OWNED BY
                               ------- -------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    114,903 (see Items 5 and 6)

------------------- -------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        114,903 (see Items 5 and 6)

------------------- -------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

------------------- -------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.3%

------------------- -------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------              ---------------------------------------------
CUSIP No.  143436400                                                       13D
----------------------------------------------------------------------              ---------------------------------------------

------------------- -------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- -------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [_]
                                                                                                                         (b) [x]
------------------- -------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- -------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- -------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
------------------- -------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- ------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           886,667 (see Items 5 and 6)
           SHARES
                               ------- ------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         114,903 (see Items 5 and 6)
          OWNED BY
                               ------- ------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      886,667 (see Items 5 and 6)
          REPORTING
                               ------- ------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    114,903 (see Items 5 and 6)

------------------- -------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        1,001,570 (see Items 5 and 6)

------------------- -------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

------------------- -------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.1%

------------------- -------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------------------------------------------------------------------

Item 1.           Security and Issuer.

                  This Statement relates to the common stock, $0.03 par value per share, (the "Common Stock"), of Carmike Cinemas, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1301 First Avenue, Columbus, Georgia 31901.

Item 2.           Identity and Background.

                  (a)-(c) This Schedule 13D is being filed by Leucadia National Corporation ("Leucadia") and its subsidiaries, Leucadia, Inc. ("LI") and Leucadia Investors, Inc. ("LII"), a subsidiary of LI (collectively, "Beneficial Owners"). As discussed in Item 6 below, the Beneficial Owners entered into a Stockholders Agreement with certain other parties pursuant to which the Beneficial Owners and the Other Signatories (as defined in Item 6 hereof) agreed, among other things, to vote their shares of Common Stock for certain designees to the Company's Board of Directors. The Beneficial Owners are making this separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended, and the Beneficial Owners are solely responsible for the information contained in this separate filing. The Beneficial owners believe that the Other Signatories will file separate Schedule 13D's or Schedule 13G's, as the case may be, with respect to the Common Stock.

                  (a)-(c) LII is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. LII is a holding company for certain of Leucadia's investments. All of its common stock is owned by LI.

                  LI is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. LI is a holding company through which Leucadia conducts certain of its operations and holds certain investments. All of its common stock is owned by Leucadia.

                  Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a holding company principally engaged in a variety of businesses, including banking and lending, manufacturing, winery operations, real estate activities, precious metals mining and property and casualty insurance. Approximately 34.8% of the common shares of Leucadia outstanding at February 1, 2002 (including shares issuable pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and by Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

                  The following information with respect to each executive officer and director of the Beneficial Owners is set forth in Schedule A hereto:
(i) name, (ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted.

                  (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The information included in response to Item 4 is specifically incorporated herein by reference.

Item 4.           Purpose of the Transaction.

                  On January 4, 2002, the United States Bankruptcy Court for the District of Delaware entered an order (the "Confirmation Order") confirming the Company's Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"), which became effective on January 31, 2002 (the "Effective Date"). As of the Effective Date, the Company is governed by its Amended and Restated Certificate of Incorporation (the "Restated Certificate"), which provides that the Company's equity and debt securities issued and outstanding immediately prior to the Effective Date are automatically cancelled and extinguished. Based on information provided by the Company to the Beneficial Owners, as of the Effective Date, 9,000,000 shares of Common Stock were issued and outstanding.

                  Prior to consummation of the Plan, Leucadia held an aggregate of $15,229,000 principal amount of the Company's 9-3/8% Senior Subordinated Notes due 2009 and LII held 589,475 shares of the Company's Class A common stock. Based on information provided by the Company, as of the Effective Date upon consummation of the Plan, Leucadia received 886,667 shares of Common Stock in exchange for its 9-3/8% Senior Notes and LII received 114,903 shares of Common Stock in exchange for its Class A common stock.

                  The receipt of Common Stock by the Beneficial Owners in exchange for holdings of Class A common stock and 9-3/8% Senior Notes occurred by operation of law pursuant to the Plan, the Confirmation Order and the

Restated Certificate, and without any contributions by the Beneficial Owners of any new capital into the Company.

                  The foregoing summary of the Plan, the Confirmation Order and the Restated Certificate is only a summary and is qualified in its entirety by reference to the Plan (which was filed with the Securities and Exchange Commission ("SEC") by the Company as Exhibit 99 to the Company's Current Report on Form 8-K dated November 19, 2001), the Confirmation Order (which was filed with the SEC by the Company as Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 22, 2002) and the Restated Certificate (which was filed with the SEC by the Company as Exhibit 3.1 to the Company's Amendment to Form 8-A dated January 31, 2002).

                  The Beneficial Owners hold the Common Stock to obtain the opportunity to profit from its investment in the Company. The Beneficial Owners will monitor their interest in the Company with a view towards maximizing the value of their investment. As described in Item 6 below, Ian M. Cumming, Chairman of the Board of Directors of Leucadia, has been elected as a director of the Company.

                  The Beneficial Owners may, from time to time, acquire additional shares of the Common Stock (subject to the availability of shares at prices deemed favorable by the Beneficial Owners), dispose of shares of Common Stock (subject to the transfer restrictions contained in the Stockholders Agreement described in Item 6), engage in discussions with other stockholders or third parties or some combination of the foregoing.

                  Although the foregoing represents the possible activities presently contemplated by the Beneficial Owners with respect to the Company and the Common Stock, it should be noted that the possible activities of the Beneficial Owners are subject to change at any time and there is no assurance that the Beneficial Owners will actually undertake any of the foregoing.

                  Additional information is included in the response to Item 6 of this Schedule 13D, which Item is incorporated herein by reference.

                  Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) As of the Effective Date of the Plan, the Beneficial Owners beneficially owned the following shares of Common Stock:

                  (i) Based on information provided to the Beneficial Owners by the Company, LII is the direct owner of 114,903 shares of Common Stock representing approximately 1.3% of the 9,000,000 shares of Common Stock of the Company outstanding after giving effect to issuances of Common Stock pursuant to the Plan (the "Outstanding Shares").

                           (ii) By virtue of its ownership of all of the
outstanding shares of LII, LI is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by LII.

                           (iii) Based on information provided to the Beneficial
Owners by the Company, Leucadia is the direct owner of 886,667 shares of Common Stock representing approximately 9.9% of the Outstanding Shares. By virtue of its ownership of all of the outstanding shares of LI, Leucadia is, for the purposes of this Schedule 13D, a beneficial owner of all of the shares of Common Stock beneficially owned by LI.

                  (b) Items 5(a) and 6 are incorporated herein by reference. By virtue of the Stockholders Agreement, the Signing Stockholders may be deemed to be part of a "group" for purposes of Section 13(d) of the Act, whose members collectively hold more than 5% of the Company's Common Stock. Each Beneficial Owners disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any Other Signatories attributed to them by reason of the Stockholders Agreement. The filing of this Schedule 13D shall not be construed as an admission that any Beneficial Owner is the beneficial owner of such shares or that the Beneficial Owners and any of such other stockholders constitute such a group or "person" for purposes of Section 13(d)(3) of the Act.

                  (c) Except as set forth above, none of the Beneficial Owners, nor to the best of their knowledge, any of their executive officers or directors, has effected any transaction in any securities of the Company during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                  On the Effective Date, the Company entered into a stockholders' agreement (the "Stockholders Agreement"), with the following persons: Michael W. Patrick; GS Capital III, L.P., GS Capital Partners III Offshore, L.P., Goldman Sachs & Co. Verwaltungs GMBH, Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P. (the "Goldman Entities"); The Jordan Trust, TJT(B) and TJT(B) (Bermuda) Investment Company LTD. (the "Jordan Entities"); David W. Zalaznick and Barbara Zalaznick, JT TEN ( the "Zalaznicks"); and Leucadia and LII. Mr. Patrick, the Goldman Entities, the Jordan Entities and the Zalaznicks collectively shall be referred to herein as the "Other Signatories"; Leucadia and LII, together with the Other Signatories, shall be referred to herein as the "Signing Stockholders."

                  Pursuant to the Stockholders Agreement, the Signing Stockholders agreed to vote their shares, during the term of the agreement, in a manner necessary to elect the following individuals to the Company's board of directors: (a) the Chief Executive Officer ("CEO") of the Company; (b) Carl Patrick, Jr., subject to certain conditions; (c) three members designated by

Jordan/Zalaznick Advisers, Inc. ("JZA"), at least one of whom shall be an Independent Director (as defined below); provided, that for purposes of such designee, affiliates of Leucadia shall be deemed an Independent Director; (d) four members designated by GS Capital Partners III, L.P., at least one of whom shall be an Independent Director; and (e) an individual designated by the CEO and approved by a majority of the members of the Company's board of directors who, if elected, will qualify as an Independent Director. In the Stockholders Agreement, an "Independent Director" means a person that (a) holds less than 5% of the capital stock of the Company and (b) is not an affiliate of a person who holds 5% or more of the capital stock of the Company and (c) is not an officer or employee of the Company. JZA is not a Signing Stockholder. The Stockholders Agreement also contains other provisions governing the voting of the Common Stock.

                  In accordance with its rights under the Stockholders' Agreement, JZA designated Ian M. Cumming, Chairman of the Board of Directors of Leucadia, as one of its designees to the Board of Directors of the Company. As a result, Mr. Cumming was elected as an Independent Director of the Company. JZA is owned by John W. Jordan, II and David W. Zalaznick. Although Leucadia is not a stockholder of JZA, Leucadia or its subsidiaries provide consulting services to JZA for a fee and Mr. Cumming and Joseph S. Steinberg, a director and President of Leucadia, are directors of JZA. In addition, Mr. Jordan, Mr. Zalaznick and LI are members of The Jordan Company LLC.

                  The Stockholders Agreement restricts each Signing Stockholder's ability to transfer the Common Stock for twenty five months commencing on the Effective Date.

                  The Stockholders Agreement may be amended only upon the written agreement executed by the Signing Stockholders (and/or their permitted transferees that have agreed to be bound by the terms of the Stockholders Agreement) holding at least 66.7% of the capital stock of the Company owned by all of the Signing Stockholders (and any permitted transferees) at such time. The Stockholders Agreement terminates twenty-five months after the Effective Date, unless earlier terminated by written agreement executed by the Signing Stockholders (and/or their permitted transferees that have agreed to be bound by the terms of the Stockholders Agreement) holding at least 66.7% of the capital stock of the Company owned by all of the Signing Stockholders (and any permitted transferees) at such time.

                  In addition, pursuant to a registration rights agreement, dated as of the Effective Date, among the Company and the Signing Stockholders (the "Registration Rights Agreement"), subject to certain exceptions, the Signing Stockholders who hold registrable securities (the "Holders") have the right to require the Company to register under the Securities Act of 1933, as amended, all or a part of the registrable securities held by such requesting Holders, provided that the number of shares sought to be included in such registration equals or exceeds, in the aggregate, 10% or more of the shares of Common Stock then issued and outstanding (calculated on a fully diluted basis). Holders are entitled to an unlimited number of such demand registrations provided that the 10% requirement described in the foregoing sentence can be satisfied. In addition, subject to certain exceptions, Holders have the right to demand (an unlimited number of times) inclusion of registrable securities that such Holders beneficially own in registrations by the Company of securities for its own account or the account of a selling security holder.

                  The Registration Rights Agreement provides that Holders shall be subject to the transfer restrictions in the Stockholders Agreement (as summarized above).

                  The foregoing summary descriptions do not purport to be complete and are qualified in their entirety by reference to the Stockholders Agreement and the Registration Rights Agreement which are filed as Exhibits 2 and 3, respectively, hereto and incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

                  1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

                  2. Stockholder's Agreement, dated January 31, 2002, by and among Carmike and the signing stockholders (filed as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D of Goldman, Sachs & Co., et al, relating to the Company's Common Stock, filed February 8, 2002 (the "Goldman, Sachs Schedule 13D")).*

                  3. Registration Rights Agreement, dated January 31, 2002, by and among Carmike and the signing stockholders (filed as Exhibit 99.3 to the Goldman, Sachs Schedule 13D).*












-----------------------

* Incorporated herein by reference

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2002



                             LEUCADIA NATIONAL CORPORATION


                             /S/ JOSEPH A. ORLANDO
                             -----------------------------------
                             BY:      JOSEPH A. ORLANDO
                             Title:   Vice President

                             LEUCADIA, INC.


                             /S/ JOSEPH A. ORLANDO
                             -----------------------------------
                             BY:      JOSEPH A. ORLANDO
                             Title:   Vice President

                             LEUCADIA INVESTORS, INC.


                             /S/ JOSEPH A. ORLANDO
                             -----------------------------------
                             BY:      JOSEPH A. ORLANDO
                             Title:   Vice President

                                   SCHEDULE A


             Additional Information Concerning the Leucadia Parties

Directors and Executive Officers of the Leucadia Parties
--------------------------------------------------------

                  Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of the Leucadia Parties. To the knowledge of the Beneficial Owner, each person listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

                  For purposes of this schedule, Leucadia is "(a)", LI is "(b)" and LII is "(c)".

                                         Director-                                   Principal Occupation or
Name and Business Address                ships                     Offices           Employment
-------------------------                -----                     -------           -----------------------
Ian M. Cumming                           (a), (b) and     Chairman of the Board of   Chairman of the Board of (a)
Leucadia National                        (c)              (a) and (b)
  Corporation
529 E. South Temple
Salt Lake City

Joseph S. Steinberg                      (a), (b) and     President of (a), (b)      President of (a)
                                         (c)              and (c)

Paul M. Dougan                           (a)                  --                     President and Chief Executive
c/o Equity Oil Company                                                               Officer of Equity Oil Company
10 West 300 South                                                                    (a company engaged in oil and
Salt Lake City, Utah                                                                 gas exploration and
                                                                                     production)

Lawrence D. Glaubinger                   (a)                  --                     Private investor; President
c/o Stern & Stern                                                                    of Lawrence Economic
Industries, Inc.                                                                     Consulting Inc. (a management
708 Third Avenue                                                                     consulting firm)
New York, N.Y.

James E. Jordan                          (a)                  --                     Private investor
c/o The Jordan Company
9 West 57th St.
New York, N.Y.  10019

Jesse Clyde Nichols, III                 (a)                  --                     Private investor
c/o Nichols Industries,
  Inc.
5001 E. 59th St.
Kansas City, Mo.  64130



                                 Page 12 of 15

                                         Director-                                   Principal Occupation or
Name and Business Address                ships                     Offices           Employment
-------------------------                -----                     -------           -----------------------

Thomas E. Mara                           (b) and (c)      Executive Vice President   Executive Vice President and
                                                          and Treasurer of (a) and   Treasurer of (a)
                                                          (b), Executive Vice
                                                          President of (c)

Joseph A. Orlando                        (c)              Vice President and Chief   Vice President and Chief
                                                          Financial Officer of (a)   Financial Officer of (a)
                                                          and (b), Vice President
                                                          and Treasurer of (c)

Mark Hornstein                           --               Vice President  of (a)     Vice President of (a)
                                                          and (b)

Barbara L. Lowenthal                     --               Vice President and         Vice President and
                                                          Comptroller of (a) and     Comptroller of (a)
                                                          (b)

Corrine A. Maki                          --               Assistant Secretary of     Accountant of (a)
                                                          (a) and Vice President
                                                          of (b)

John Rosenberger                         --               Vice President of (b)      President of Plastics
                                                                                     Division of (b)

Laura E. Ulbrandt                        --               Secretary of (a), (b)      Secretary of (a)
                                                          and (c)


                                  EXHIBIT INDEX

Exhibit No.                                      Description                                    Page No.
-----------                                      -----------                                    --------
        1          Agreement among the Beneficial Owners with respect to the filing of             15
                   this Schedule 13D.

        2          Stockholder's Agreement, dated January 31, 2002, by and among Carmike and the signing stockholders (filed as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D of Goldman, Sachs & Co., et al, relating to the
                   Company's Common Stock, filed February 8, 2002 (the "Goldman, Sachs
                   Schedule 13D")).*

        3          Registration Rights Agreement, dated January 31, 2002, by and among
                   Carmike and the signing stockholders (filed as Exhibit 99.3 to the
                   Goldman, Sachs Schedule 13D).*







-----------------------

* Incorporated herein by reference

                                    AGREEMENT

         This will confirm that the agreement by and among all of the undersigned that the Schedule 13D is filed on or about this date with respect to the beneficial ownership of the undersigned shares of the common stock of Carmike Cinemas, Inc. is being filed on behalf of each of the entities named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February 11, 2002

                                LEUCADIA NATIONAL CORPORATION
                                LEUCADIA, INC.
                                LEUCADIA INVESTORS, INC.


                                /s/ Joseph A. Orlando
                                --------------------------------------------
                                By:      Joseph A. Orlando
                                Title:   Vice President of each of Leucadia
                                         National Corporation, Leucadia, Inc.
                                         and Leucadia Investors, Inc.